Via Facsimile and U.S. Mail
Mail Stop 6010

July 17, 2008

Donald A. Stewart
Chief Executive Officer
Sun Life Financial, Inc.
150 King Street West, 6th Floor
Toronto, Ontario, Canada M5H 1J9

Re: Sun Life Financial, Inc.
Form 40-F for Fiscal Year Ended December 31, 2007
Filed February 14, 2008
File No. 001-15014

Dear Mr. Stewart:

        We have completed our review of your Form 40-F and have no further comments at this time.

                                                Sincerely,

                                                Joel Parker
                                                Accounting Branch Chief